Exhibit 99.2
Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Compton Petroleum Corporation (“Compton” or the “Corporation”) should be read with the unaudited interim consolidated financial statements and related notes for the three months ended March 31, 2010, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2009.  Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document.  Non-GAAP Financial Measures and disclosure regarding use of BOE Equivalents is contained in the “Advisories” section located at the end of this document.

The unaudited interim consolidated financial statements and comparative information have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  This document is dated as at May 12, 2010.

I.	Compton’s Business

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada.  The Corporation’s strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets.

The Corporation’s operations are located in the deep basin fairway of the Western Canada Sedimentary Basin in the province of Alberta.  In this large geographical region, Compton currently pursues three deep basin natural gas plays:  the Gething/Rock Creek sands at Niton and Gilby in central Alberta, the Basal Quartz sands at High River in southern Alberta, and the shallower Southern Plains sands in Southern Alberta.  The lands comprising Compton’s deep basin opportunities contain multi-zone formations which provide future development and exploration opportunity.  In addition, the Corporation has an exploratory play in the Foothills area of southern Alberta.  Natural gas represents approximately 84% of reserves and production.

II.	Results of Operations

Three months ended March 31,	2010	2009
($000’s, except per share amounts)

Average production (boe/d)	19,411	23,194

Capital expenditures(2)	$14,496	$16,639

Cash flow(1)(2)	$20,350	$22,041
Per share: basic	$0.08	$0.18
diluted	$0.08	$0.18

Operating loss(1)(2)	$(4,773)	$(2,904)

Net earnings (loss)	$16,957	$(17,368)
Per share: basic	$0.06	$(0.14)
diluted	$0.06	$(0.14)

Revenue, net of royalties	$58,677	$56,859

Field netback (per boe)(1)(2)	$22.47	$20.75
(1)	Cash flow, operating loss and field netback are non-GAAP measures that are defined in this document
(2)	Prior periods have been revised to conform to current period presentation

Management’s Discussion and Analysis	- 1 -	Compton Petroleum – Q1 2010

The current level of economic activity and supply of natural gas in North American continue to affect the price for natural gas, which Management believes to be at the low point of the price cycle.  Within this economic environment cash flows generated by Compton have remained below normalized levels.  Thus, Management continues to operate within its philosophy of living within cash flow, taking a prudent approach in its capital investment decisions, focusing its exploration strategy to optimize asset value, emphasizing cost reduction, and managing its capital structure. Compton is focusing its field activities on optimizing production from existing wells and drilling processes in order to improve operating efficiencies and well economics.

This focus has resulted in solid achievements for the Corporation in the first quarter of 2010:

•	drilling and completion expenditures of $5.5 million maintained production, which was approximately 1,300 boe/d ahead of plan;

•	operating and administrative expenditures were $2.3 million lower compared to plan;

•	bank debt was further reduced by $16.6 million to $91.8 million; and

•	at Niton, improved drilling processes have resulted in higher average initial production rates with reduced drilling costs.

Compton’s focus over the past months including evaluating assets, drilling, and operating practices and implementing cost control initiatives, is resulting in improved capital efficiencies for shareholders.

CASH FLOW

Cash flow is considered a non-GAAP measure; it is commonly used in the oil and gas industry and by Compton to assist Management and investors in measuring the Corporation’s ability to finance capital programs and repay its debt.  Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation’s performance or liquidity.  The following schedule sets out the reconciliation of cash flow from operations to cash flow.

Three months ended March 31,	2010	2009
(000’s)
Cash flow from operating activities	$23,597	$14,116
Less change in non-cash working capital	3,247	(7,925)
Cash flow(1)	$20,350	$22,041
(1)	Cash flow is a non-GAAP measure that is defined in this document

Cash flow for the first quarter of 2010 decreased by approximately $1.7 million or 8% compared to 2009 as a result of:

•	a 17% decline in natural gas production volumes to 97 mmcf/d from 117 mmcf/d in 2009;

•	a 11% decline in liquids production volumes to 3,237 bbls/d from 3,655 bbls/d in 2009;

•	realized risk management gains in 2010 were nil compared to $9.7 million in 2009; and

•	an increase of $3.2 million in asset retirement expenditures incurred in the first three months of 2010 compared to the same period for 2009.

These factors were partially offset by:

•	higher average realized natural gas prices, excluding financial hedges, which increased 10% to $5.67 per mcf in 2010 compared to $5.18 per mcf in 2009;

•	higher average realized liquids prices which increased 76% to $67.59 per bbl compared to $38.35 per bbl in 2009;

•	reduced operating and administrative costs which resulted in savings of approximately $3.8 million in 2010; and

Management’s Discussion and Analysis	- 2 -	Compton Petroleum – Q1 2010

•	the absence of strategic review and restructuring costs in 2010 upon completion of the program in 2009.

NET EARNINGS

Net earnings for the first three months of 2010 were $17.0 million, an increase of $34.4 million when compared to the $17.4 million loss in the same period for 2009.  In addition to the factors that impacted cash flow, first quarter 2010 net earnings were affected by:

•	non-cash unrealized foreign exchange gains of $16.1 million in 2010 compared to losses of $16.7 million in 2009;

•	lower depletion and depreciation of assets of $1.4 million in the first quarter of 2010 compared to 2009 resulting from the lower production levels.

These factors were partially offset by:

•	increased royalty costs in the first quarter of 2010 as a result of higher benchmark commodity prices in comparison to the same period in 2009;

•
a decrease in future income tax recoveries of $12.7 million in the first quarter of 2010 compared to 2009, resulting from changes in anticipated settlement rates on future tax assets and liabilities; and

•	the effect of the 4.25% overriding royalty interest on existing production which was completed in the fourth quarter of 2009 and the first quarter of 2010.

OPERATING LOSS

Operating earnings (loss) is an after tax non-GAAP measure used by the Corporation to facilitate comparability of earnings between periods.  Operating earnings is derived by adjusting net earnings for certain items that are largely non-operational in nature, or one-time non-recurring items.  Operating earnings (loss) should not be considered more meaningful than or an alterative to net earnings as determined in accordance with Canadian GAAP.  The following provides the calculation of operating earnings (loss).

Three months ended March 31,	2010	2009
($000’s, except per share amounts)

Net earnings (loss), as reported	$16,957	$(17,368)
Non-operational items
Unrealized foreign exchange and other (gains) losses	(13,950)	16,020
Unrealized market-to-market hedging (gains) losses	(14,976)	664
Other expenses	1,170	416
Tax effect	6,026	(2,636)
Operating loss(1)	$(4,773)	$(2,904)
Per share - basic	$(0.02)	$(0.02)
- diluted	$(0.02)	$(0.02)
(1)	Prior periods have been revised to conform to current period presentation

Management’s Discussion and Analysis	- 3 -	Compton Petroleum – Q1 2010

CAPITAL EXPENDITURES

Three months ended March 31,	2010	2009
($000’s)

Land and seismic	$1,865	$2,216
Drilling and completions	7,469	7,089
Alberta Drilling Credits	(1,980)	-
Production facilities and equipment	3,351	6,837
Asset retirement expenditures	3,753	497
Corporate and other	38	-
Capital investment	14,496	16,639
Divestitures
Property	(56)	-
Overriding Royalty	(9,180)	-

Acquisitions (divestitures), net	(9,236)	-

Total capital expenditures	$5,260	$16,639

Capital spending, before acquisitions and divestitures, decreased by 13% in the first quarter of 2010 compared to the same period in 2009.  Capital spending was somewhat lower than anticipated largely due to the reduced costs of drilling and the deferral of capital expenditure into the second quarter of 2010.  In addition, the implementation of the Alberta Drilling Credit program in 2010 further offset capital expenditures.  Capital spending continued to be directed towards the development of Compton’s core natural gas resource play in Niton and Gilby.  Compton drilled or participated in a total of 13 wells (3 operated wells and 10 non-operated wells), 5.3 net wells to Compton, during the first quarter of 2010 as compared to a total of 9 wells drilled during 2009 (1 operated well and 8 non-operated wells), 1.8 net wells to Compton.

On September 26, 2009, the Corporation entered into a purchase and sale agreement for the sale of an overriding royalty (“ORR”) to a third party.  At December 31, 2009 a total of 3.75% had been exercised.  During the first quarter of 2010, an additional 0.25% was exercised effective January 1, 2010, and 0.25% effective February 1, 2010.  At March 31, 2010 the ORR represents a commitment of 4.25% of the Corporation's future gross production revenue, less certain transportation costs and marketing fees, on the existing land base.  An option to purchase a final 0.75% ORR was exercised on April 30, 2010 which will result in net proceeds of $14.3 million, to bring the total ORR commitment to 5%.  Execution of the final option reduces the authorized bank credit facility by $7.5 million to $210.0 million.

FREE CASH FLOW

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities and/or other financing activities.  Compton’s first quarter 2010 free cash flow of $5.9 million is higher as compared to the first quarter of 2009 due to the reduction in capital expenditures and the focused cost reduction initiatives partially offset by higher asset retirement expenditures.

Three months ended March 31,	2010	2009
($000’s)
Cash flow	$20,350	$22,041
Less: capital investment	14,496	16,639
Free cash flow	$5,854	$5,402

Management’s Discussion and Analysis	- 4 -	Compton Petroleum – Q1 2010

PRODUCTION VOLUMES AND REVENUE

Three months ended March 31,	2010	2009

Average production
Natural gas (mmcf/d)	97	117
Liquids (bbls/d)	3,237	3,655
Total (boe/d)	19,411	23,194

Benchmark prices
AECO ($/GJ)
Monthly index	$5.08	$5.34
Daily index	$4.69	$4.66
WTI (US$/bbl)	$78.71	$43.08
Edmonton sweet light ($/bbl)	$80.11	$49.50

Realized prices(1)
Natural gas ($/mcf)	$5.67	$5.18
Liquids ($/bbl)	67.59	38.35
Total ($/boe)	$39.62	$32.20

Revenue ($000’s)(1)
Natural gas	$49,524	$54,609
Liquids	21,743	14,290
Total	$71,267	$68,899
(1)	Prior periods have been revised to conform to current period presentation

Production volumes for the first three months of 2010 were 16% lower than in 2009 primarily due to natural declines, the reduced asset base following property dispositions throughout 2009, and limited new production additions in 2010.

Revenue increased by 3.4% for the first quarter of 2010 compared to 2009 due to higher realized natural gas and liquids prices, despite reduced sales volumes.  Realized prices and revenues are before any hedging gains or losses.  There was no impact from hedging on realized natural gas prices in the first quarter of 2010, compared to a favourable impact of $0.77 per mcf in 2009.

FIELD NETBACK AND FUNDS FLOW NETBACK

Field netback and funds flow netback are non-GAAP measures used by the Corporation to analyze operating performance.  Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis.  Funds flow netback equals field netback less administrative and interest costs.  Field netback and funds flow netback should not be considered more meaningful than or an alterative to net earnings (loss) as determined in accordance with Canadian GAAP.  The following provides the calculation of field netback and funds flow netback.

Management’s Discussion and Analysis	- 5 -	Compton Petroleum – Q1 2010

Three months ended March 31,	2010	2009
($/boe)
Realized price(1)	$39.62	$32.20
Processing revenue	1.18	0.80
Realized commodity hedge gain (loss)	-	4.63
Royalties	(7.21)	(5.77)
Operating expenses	(10.53)	(10.40)
Transportation	(0.59)	(0.71)
Field netback	$22.47	$20.75

Administrative	(3.18)	(2.92)
Interest	(8.06)	(6.67)
Funds flow netback	$11.23	$11.16
(1)	Prior periods have been revised to conform to current period presentation

OPERATING EXPENSES

Three months ended March 31,	2010	2009

Operating expenses ($000’s)	$18,397	$21,711
Operating expenses ($/boe)	$10.53	$10.40

Operating expenses for first quarter of 2010 decreased by 15% from the comparable period in 2009 as a result of reduced production levels and focused cost control initiatives.  Reduced production levels resulted in an overall increase in operating costs on a per barrel basis in 2010.

ROYALTIES

Three months ended March 31,	2010	2009

Crown royalties(1)	$6,506	$10,310
Overriding royalty	2,705	-
Other royalties	3,379	1,730
Net royalties	$12,590	$12,040

Percentage of revenues	17.7%	17.5%
(1)	Crown royalties are presented net of any gas cost allowance

Royalties as a percentage of revenues increased for the first three months of 2010 compared to 2009 as a result of the additional cost of an overriding royalty in 2010 and the advance recognition of annual freehold mineral taxes included in other royalties.  The amount of Crown royalties declined due to reduced production volumes.

In March 2010, the Alberta government announced changes to its royalty framework following a competitive review process.  These changes result in a reduction of future royalty rates beginning in January 2011.  These rate reductions are focused on lowering the progressive royalty rates applicable in a higher commodity price environment than that being experienced by the Corporation under current economic conditions.  This change is not anticipated to have a near term impact on the Corporation.

Management’s Discussion and Analysis	- 6 -	Compton Petroleum – Q1 2010

TRANSPORTATION

Three months ended March 31,	2010	2009

Transportation costs ($000’s)	$1,037	$1,483
Transportation costs ($/boe)	$0.59	$0.71

Compton incurs charges for the transportation of our production from the wellhead to the point of sale.  Pipeline tariffs and trucking rates for liquids are primarily dependent upon production location and distance from the sales point.  Regulated pipelines transport natural gas within Alberta at tolls approved by the government.

Transportation expenses in the first quarter of 2010 fell by 30% over the comparable period in 2009 as a result of reduced production volumes.

ADMINISTRATIVE EXPENSES

Three months ended March 31,	2010	2009

Gross administrative expenses	$8,709	$8,570
Capitalized administrative expenses	(1,547)	(1,129)
Operator recoveries	(1,612)	(1,356)
Administrative expenses	$5,550	$6,085

Administrative expenses ($/boe)	$3.18	$2.92

Gross administrative expenses increased in the first quarter of 2010 as a result of the increased cost of new office facilities, which were in part offset by realization of cost savings following the strategic review completed in 2009.  Overall, net administrative expenses decreased by 9% for the first three months of 2010 compared to the same period for 2009 as a result of increased operator recoveries and capitalization of administrative expenses.  On a per boe basis, administrative costs increased 9% during the first quarter of 2010 due to the impact of reduced production volumes.

STOCK-BASED COMPENSATION

Three months ended March 31,	2010	2009
($000’s)
Stock option plan	$428	$499
Employee share purchase plan(1)	284	351

Stock-based compensation	$712	$850
(1)	Number of shares purchased (2010 - 296,402; 2009 - 435,334)

The Corporation has instituted various compensation arrangements, the value of which is determined in relation to the market value of Compton’s capital stock.  These arrangements are designed to attract, motivate and retain individuals, and to align their success with that of shareholders.  Details relating to stock-based compensation arrangements are presented in Note 9 to the unaudited interim financial statements.

Management’s Discussion and Analysis	- 7 -	Compton Petroleum – Q1 2010

OTHER EXPENSES

Three months ended March 31,	2010	2009
($000’s, except where noted)

Surplus office costs	$1,170	$-
Strategic review and restructuring costs	-	416
Total costs	$1,170	$416
Total costs ($/boe)	$0.67	$0.20

Surplus office costs relate to unused office space currently under lease.  Management is actively pursuing sublease opportunities.  The strategic review and restructuring process undertaken by management was completed in 2009.

INTEREST AND FINANCE CHARGES

Three months ended March 31,	2010	2009
($000’s, except where noted)

Interest on bank debt, net	$1,352	$2,053
Interest on senior notes	9,377	11,173
Interest expense	10,729	13,226
Finance charges and amortization of transaction cost	3,348	691
Total interest and finance charges	$14,077	$13,917
Total interest and finance charges ($/boe)	$8.06	$6.67

Interest expense for the first quarter of 2010 decreased by 19% compared to the same period in 2009.  Although interest rates have increased, the overall decrease was as a result of reduced borrowings on the revolving credit facility and lower interest related to the US dollar denominated senior term notes resulting from a strengthening of the Canadian dollar in relation to the US dollar.

Finance charges and amortization of transaction costs for the first quarter of 2010 increased by $2.7 million compared to the same period in 2009, as a result of higher fees for unutilized credit.

Interest and finance charges increased on a per boe basis due to reduced production volumes.

Effective interest rates on a weighted average debt basis are presented below.

Three months ended March 31,	2010	2009
($000’s, except where noted)

Bank debt	$93,222	$306,056
Effective interest rate	5.80%	2.68%

Senior notes (US$)	$450,000	$450,000
Coupon Rate (US$)	7.625%	7.625%
Effective interest rate (Cdn$)	8.150%	8.150%

Management’s Discussion and Analysis	- 8 -	Compton Petroleum – Q1 2010

RISK MANAGEMENT

Three months ended March 31,	2010	2009
($000’s, except where noted)

Commodity contracts
Realized (gain) loss	$(7)	$(9,655)
Unrealized (gain) loss	(14,988)	768
Foreign currency contracts
Unrealized (gain) loss	12	(104)
Total risk management (gain) loss	$(14,983)	$(8,991)

Realized (gain) loss	$(7)	$(9,655)
Unrealized (gain) loss	(14,976)	664
Total risk management (gain) loss	$(14,983)	$(8,991)

The Corporation’s financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/US dollar exchange rate.  Compton utilizes various financial instruments for non-trading purposes to manage and mitigate exposure to these risks.  Financial instruments are not designated for hedge accounting and accordingly are recorded at fair value on the consolidated balance sheets, with subsequent changes recognized in consolidated net earnings (loss) and other comprehensive income.

Financial instruments utilized to manage risk are subject to periodic settlements throughout the term of the instruments.  Such settlements may result in a gain or loss, which is recognized as a realized risk management gain or loss at the time of settlement.

The mark-to-market values of financial instruments outstanding at the end of a reporting period reflect the values of the instruments based upon market conditions existing as of that date.  Any change in the fair values of the instruments from that determined at the end of the previous reporting period is recognized as an unrealized risk management gain or loss.  Unrealized risk management gains or losses may or may not be realized in subsequent periods depending upon subsequent moves in commodity prices, interest rates or exchange rates affecting the financial instruments.

Commodity hedges were put in place so that the Corporation has natural gas hedged for 54,250 giga joules (“GJ”) per day between an equivalent AECO floor price of $4.50 per GJ and a ceiling price of $7.01 per GJ.  The Corporation has also entered into electricity hedges for a total of 84 mega watt hours (“MWh”) per day at a fixed price of $50.74/MWh.  These hedges will be in effect throughout 2010 and 2011 as follows:

Commodity	Term	Volume	Average Price	Index

Natural gas
Collars	Jul./09 - Jun./10	14,000 GJ/d	$4.50 - $5.80/GJ	AECO
Collars	Jul./09 - Jun./11	30,250 GJ/d	$4.52 - $7.01/GJ	AECO
Collars	Jul./09 - Oct./11	10,000 GJ/d	$4.50 - $7.00/GJ	AECO
Electricity
Swap	Jan./10 - Dec./11	84 MWh/d	$50.74/MWh	AESO

Management’s Discussion and Analysis	- 9 -	Compton Petroleum – Q1 2010

DEPLETION AND DEPRECIATION

Three months ended March 31,	2010	2009

Total depletion and depreciation ($000’s)	$34,103	$35,558
Depletion and depreciation ($/boe)	$19.52	$17.03

Total depletion and depreciation expense decreased 4% during the first three months of 2010 as compared to 2009, largely due to the reduction in overall production volumes.  However, lower production volumes also increased depletion and depreciation expense per boe in 2010 by 15% over the same period in 2009.

FOREIGN EXCHANGE AND OTHER GAINS AND LOSSES

Three months ended March 31,	2010	2009
($000’s)

Foreign exchange (gain) loss on translation of US$ debt	$(13,950)	$16,020
Other foreign exchange (gain) loss	(259)	212
Marketable securities valuation (gain) loss	(1,861)	506
Total foreign exchange and other (gains) losses	$(16,070)	$16,738

The foreign exchange gain recognized in the consolidated statements of earnings (loss) resulted primarily from the translation of the US dollar denominated senior term notes into Canadian dollars.  The senior term notes are translated and recorded in the financial statements at the period end exchange rate, with any change from prior periods being recognized as an unrealized foreign exchange gain or loss.

INCOME TAXES

Income taxes are recorded using the liability method of accounting.  Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability.  The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate.  The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

A future income tax recovery of $3.5 million was recognized in the first quarter of 2010 as compared to $16.2 million for the comparable period in 2009.  Recoveries arise as a result of the change in timing for future settlement of tax assets and liabilities, and the change in tax rates applied.

III.	Liquidity and Capital Resources

CAPITAL STRUCTURE

The Corporation’s capital structure is comprised of senior term notes, bank debt, working capital, MPP term financing and shareholders’ equity.  The Corporation’s objectives when managing its capital structure are to:

(a)	ensure the Corporation can meet its financial obligations;
(b)	retain an appropriate level of leverage relative to the risk of Compton’s underlying assets; and
(c)	finance internally generated growth and potential acquisitions.

Management’s Discussion and Analysis	- 10 -	Compton Petroleum – Q1 2010

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements.  Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to “Adjusted EBITDA”.  Adjusted EBITDA is a non-GAAP measure defined as net earnings (loss) before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligation, goodwill written-off, unrealized foreign exchange and other gains (losses), and unrealized risk management gains (losses).  Capitalization is a non-GAAP measure defined as working capital, long-term debt including current portion, MPP term financing, and shareholders' equity.  Debt to capitalization and debt to adjusted EBITDA are two ratios that Management uses to steward the Corporation’s overall debt position as measures of Compton’s overall financial strength.

	As at March 31, 2010		As at December 31, 2009

Working capital deficit(1)	$9,164		$6,286
Bank debt(2)	91,839		108,462
MPP term financing	50,306		51,408
Senior term notes	457,020		470,970
Total net debt	608,329		637,126
Shareholders’ equity	1,009,540		992,237
Total capitalization	$1,617,869		$1,629,363

Total net debt to adjusted EBITDA(3)	6.3	x	6.5	x
Total net debt to total capitalization	38%		39%
(1)	Adjusted working capital excludes risk management items and related future income taxes, current MPP term financing and bank debt.
(2)	Excludes discounts to maturity of $1,106 (2009 - $1,279)
(3)	Based on trailing 12 month adjusted EBITDA

Of total net debt, 75% is comprised of senior term notes that mature on December 1, 2013 and 8% relates to the MPP term financing, $27.4 million of which matures on April 30, 2014.

WORKING CAPITAL

Excluding the impact of current hedging assets and liabilities, Compton had a working capital deficiency of $9.1 million at March 31, 2010, as compared to a deficit of $6.3 million as at December 31, 2009.  As is typical in the oil and gas industry, there is not a direct correlation between amounts receivable from the sale of production and trade payables, which results from operating activities that vary seasonally and also with activity levels.  This will result in fluctuations in working capital and often result in a working capital deficit.  Management anticipates that the Corporation will continue to meet the payment terms of suppliers.

BANK DEBT

The Corporation’s outstanding bank debt at March 31, 2010 of $90.8 million was drawn on a revolving term facility authorized at $187.5 million and a revolving working capital facility authorized at $30.0 million (for a total of $217.5 million).  The credit facilities were renewed on July 2, 2009 for a period of 364 days until July 1, 2010.  The Corporation expects that the credit facilities will be renewed at that time for a further 364-day period; total credit available under the facilities will be dependent on the borrowing base of Compton at that time.  The credit facility is subject to re-determination of the borrowing base twice a year at December 31 and May 31.  The borrowing base of the facilities is determined based on, among other things, the Corporation’s current reserve report, results of operations, the lenders view of the current and forecasted commodity prices and the current economic environment.

Management’s Discussion and Analysis	- 11 -	Compton Petroleum – Q1 2010

The credit facility provides that advances may be made by way of prime loans, bankers’ acceptances, US base rate loans, LIBOR loans and letters of credit.  Advances will bear interest at the applicable lending rate plus a margin based on Compton’s debt to trailing cash flow ratio.  The credit facility is secured by a fixed and floating charge debenture on the assets of the Corporation.

The amount that may be drawn on the credit facility is limited, in certain circumstances, by a provision contained in the note indenture governing the senior term notes (the adjusted consolidated net tangible assets (“ACNTA”) test, detailed in “senior term notes” and “risks - liquidity risk”).  At March 31, 2010, the ACNTA test capped the borrowings under the credit facilities to $275.1 million.

SENIOR TERM NOTES

Senior term notes due in 2013 are payable in US dollars and are translated into Canadian dollars at the period end prevailing exchange rate.  Any change from the prior period is recognized as an unrealized exchange gain or loss and decreases or increases the carrying value of the notes.  At March 31, 2010, the carrying value of the notes decreased by $14.0 million from December 31, 2009 as a result of the unrealized gain on translation at March 31, 2010.

The indenture governing the senior term notes limits the extent to which Compton can incur incremental debt and requires the Corporation to meet a fixed charge coverage ratio test (“Ratio”) and ACNTA test if the Ratio test is not met.  At each quarter end, the Ratio must exceed a trailing four quarters 2.5 to 1 threshold.  If the Ratio is less than 2.5 to 1 the amount of debt that the Corporation may incur in addition to the senior term notes is limited to the value calculated under the ACNTA test.  At March 31, 2010, the Ratio was 2.02 to 1, falling below the minimum requirement.  The Corporation may incur up to $275.1 million of debt, plus certain other permitted debt until the time when the ratio exceeds 2.5 to 1.  Management does not anticipate these restrictions to have any limiting or adverse effect on the operations of the Corporation (see “risks - liquidity risk”).

MPP TERM FINANCING

On April 30, 2009, Compton completed the renegotiation of the MPP processing and other related agreements for a further term of five years, expiring on April 30, 2014.  In connection with the renewal, the Corporation has reclassified a portion of the non-controlling interest associated with MPP as MPP term financing.  MPP term financing in the aggregate amount of $50.3 million is included as a liability in the interim unaudited consolidated financial statements.  The fixed base fee payments under the MPP term financing includes a principal and interest component.  The effective rate of interest is 10.31% per annum.  The principal amount of the MPP term financing is equal to the purchase option price of the MPP partnership units at the end of the five-year term.

DEBT REPAYMENT AND LEASE OBLIGATIONS

As part of normal business, Compton has entered into arrangements and incurred obligations that will impact future operations and liquidity, some of which are reflected as liabilities in the unaudited interim consolidated financial statements.  The following table summarizes all contractual obligations as at March 31, 2010.

Management’s Discussion and Analysis	- 12 -	Compton Petroleum – Q1 2010

	2010	2011	2012	2013	2014	Thereafter

Bank debt	$91,839	$-	$-	$-	$-	$-
Senior term notes (US $450 mm)	-	-	-	457,020	-	-
MPP term financing(1)	7,194	9,592	9,592	9,592	3,198	-
Accounts payable	61,700	-	-	-	-	-
Operating leases	5,767	2,391	1,009	-	-	-
Office facilities	3,643	4,214	4,325	4,461	4,512	17,885
Surplus office space(2)	3,126	4,912	5,041	5,200	5,260	20,861

	$173,269	$21,109	$19,967	$473,273	$12,970	$38,746
(1)	Represents monthly fixed base fee payments
(2)	Management is currently pursuing the sublease of surplus office space

Compton intends to renew its bank credit facility.  Therefore repayment of the credit facility is not expected to occur, although it is included in the schedule of contractual obligations consistent with its current expiry.

IV.	Outlook

The current level of activity and storage levels of natural gas in North America continues to affect the price for natural gas.  Management believes this to be at a low point of the price cycle. Within this environment, cash flows are expected to remain below normalized levels.  Management will maintain its philosophy of living within cash flow, taking a prudent approach in its capital investment decisions and focusing its development strategy to optimize asset value, emphasize cost reduction, increase drilling economics and carefully manage its capital structure.

Compton’s cash flow is expected to benefit from the higher than anticipated volumes and initial production rates as well as reduced costs, which is expected to somewhat offset the impact of lower natural gas prices.  While capital expenditure guidance exceeds expected cash flow at this time, Management will monitor these two areas throughout 2010 and adjust when there is more clarity.  Actual capital expenditures will depend on production volumes, natural gas prices and internal efficiencies, and will be modified according to cash flow generated from operations and other sources.

Compton’s guidance for 2010 anticipated natural gas prices of $6.00/GJ (AECO) compared to Management current expectations of $4.70/GJ (AECO).  As a result, the following update is made to Compton’s guidance for 2010:

	Revised Guidance	Previous Guidance
Average daily production (boe/d)	Top of range	17,900 - 18,500
Administrative expenses ($ millions)	Lower end of range	$25 - $27
Operating costs ($ millions)	Lower end of range	$80 - $85
Cash flow ($ millions)	$40 - $50	$70 - $80
Capital expenditures(1) ($ millions)	$60 - $70	$70 - $80
(1)  Capital expenditures will be adjusted according to cash flow generated from operations and other sources.

Compton's updated 2010 guidance is based on forecast prices of $4.70/GJ of natural gas (AECO), $78.39 per barrel of crude oil (Edmonton Sweet Light), and a foreign exchange rate of $0.99.  A $0.25 change in the AECO natural gas price is expected to result in a $6.3 million change in cash flow.

Management’s Discussion and Analysis	- 13 -	Compton Petroleum – Q1 2010

Management is progressing with identifying further steps to reduce debt.  Compton will selectively enter into transactions that de-lever the balance sheet to improve capital structure and reduce overall financial risk.

V.	Internal Audit

INTERNAL AUDIT FUNCTION

Reporting directly to the Audit Finance and Risk committee, the Manager of Internal Audit is responsible for oversight of the Corporations control environment and provides quarterly updates regarding the degree of compliance and any changes in the internal controls over financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to internal control over financial reporting during the period beginning on January 1, 2010 and ending on March 31, 2010 that materially affected or are reasonably likely to materially affect Compton’s internal control over financial reporting.

VI.	Risks

The following is a list of key risks that Compton faces in its normal course of business.  If any of these risks actually occur, Compton’s business, financial condition, results of operations, cash flows and prospects could be harmed.

Such risks and uncertainties are not the only ones the Corporation faces.  Additional risks and uncertainties, including those of which Management is currently unaware or that are deemed immaterial, may also adversely affect Compton’s business, financial condition, results of operations, cash flows and prospects.  For a more detailed discussion of risks refer to our annual MD&A document for the year ended December 31, 2009.

CURRENT GLOBAL FINANCIAL CONDITION

Operations are affected by local, national and worldwide economic conditions and the condition of the oil and gas industry.  Recent disruptions in the credit markets and concerns about the global economy have had an adverse impact on global financial markets.  These and other factors may affect Compton’s ability to obtain equity or debt financing in the future on favourable terms.  Additionally, these factors, as well as other related factors, may cause decreases in the Corporation’s asset values that may be other than temporary, which may result in impairment losses.  If such increased levels of volatility and market turmoil continue, or if more extensive disruptions of the global financial markets occur, operations could be adversely impacted and the trading price of Compton’s common shares may be adversely affected.

ADDITIONAL FUNDING REQUIREMENTS

Compton’s ongoing activities may not generate sufficient cash flow from operations to fund future exploration, development, or acquisition programs.  The Corporation may require additional funding and there can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or that it will be on acceptable terms.  Continued uncertainty in domestic and international credit markets compounds the risk of obtaining debt financing.  Failure to obtain such financing on a timely basis could cause Compton to forfeit interests in certain properties, miss certain acquisition opportunities, and reduce or terminate operations.  This may result in the Corporation not being able to replace its reserves or maintain production, which will have an adverse effect on its financial position.  Failure to obtain additional funding may also result in the Corporation failing to meet financial obligations as they come due or may result in the acceleration of the Corporation’s debt.

Management’s Discussion and Analysis	- 14 -	Compton Petroleum – Q1 2010

LIQUIDITY RISK

Liquidity risk is the risk that the Corporation is not able to meet its financial obligations as they fall due. Compton’s $217.5 million term Credit Facilities come due in July 2010 unless renewed by that time.  The lenders under the Credit Facilities will reassess the borrowing base semi-annually on May 31 and December 31, which review may change the amount that the Corporation may borrow under its Credit Facilities.  As at March 31, 2010, Compton had $91.8 million outstanding under its Credit Facilities.

In addition, both the Credit Facilities and the Note Indenture governing the US$450 million of 7.625% senior notes due in 2013 limit the extent to which the Corporation can incur other debt and require it to meet a fixed charge coverage ratio test and the ACNTA test.  At each quarter end, the fixed charge coverage ratio must exceed a 2.5 to 1 threshold and the value calculated under the ACNTA test must exceed borrowings under the Credit Facilities.  Failure to meet the fixed charge coverage ratio restricts Compton from incurring new debt.  The value determined under the ACNTA test limits borrowings under the Credit Facilities to the ACNTA calculated value. At March 31, 2010, the fixed charge coverage test resulted in a ratio of 2.02 to 1 (2.01 to 1 at December 31, 2009).  The March 31, 2010 ratio calculation falls below the minimum requirement and thereby restricts the amount of incremental borrowings the Corporation may incur.  The Corporation may incur up to $275.1 million under the Credit Facilities and certain other permitted debt until the time when the ratio exceeds 2.5 to 1.  Management does not anticipate these restrictions to have any limiting or adverse affect on the operations of the Corporation.

The calculation of the ACNTA was $275.1 million at March 31, 2010 ($263.4 million at December 31, 2009), which was higher than the Credit Facilities’ authorized limits.  Any reduction in Compton’s ability to access credit under the Credit Facilities, or requirement to pay amounts outstanding under the Note Indenture before its stated maturity date may result in the Corporation not being able to meet its financial obligations as they come due.

VOLATILITY OF PRICES, MARKETS, AND MARKETING PRODUCTION

Oil and gas prices have historically been extremely volatile.  Factors which contribute to oil and gas price fluctuations include global demand, domestic and foreign supplies of oil and gas, the price of foreign oil and gas imports, decisions of the Organization of Petroleum Exporting Countries relating to export quotas, domestic and foreign governmental regulations, political conditions in producing regions, global and domestic economic conditions, the price and availability of alternative fuels, including liquefied natural gas, and weather conditions.

The Corporation’s financial condition is substantially dependent on, and highly sensitive to, oil and gas commodity prices.  Any material decline in prices could result in a material reduction of Compton’s operating results, revenue, reserves, and overall value.  Lower commodity prices could change the economics of production from some wells.  As a result, the Corporation could elect not to drill, develop, or produce from certain wells. In addition, Compton is impacted by the differential between prices paid by refiners for light quality oil and the grades of oil produced by the Corporation.

Current market conditions are particularly challenging with the global recession negatively impacting commodity prices as well as access to credit and capital markets.  These conditions impact Compton’s customers and suppliers and may alter Compton’s spending and operating plans.  There may be unexpected business impacts from this market uncertainty.

Under Canadian GAAP, oil and gas assets are reviewed quarterly to determine if the carrying value of the assets exceeds their expected future cash flows.  A sustained period of low commodity prices may reduce expected future cash flows and require a write down to the fair value of the Corporation’s oil and gas properties, thereby adversely affecting operating results.

Any future and sustained period of weakness in oil and gas prices would also have an adverse effect on Compton’s capacity to borrow funds.  The Corporation’s secured Credit Facilities are based upon the lenders’ estimate of the value of the Corporation’s proved reserves, which determines the borrowing amount.  A reduction in the quantity or value of reserves may also obligate Compton to make additional payments under the processing agreement with MPP.

Management’s Discussion and Analysis	- 15 -	Compton Petroleum – Q1 2010

Any decline in the Corporation’s ability to market production could have a material adverse effect on production levels or on the sale price received for production.  Compton’s ability to market the oil and gas from the Corporation’s wells depends on numerous factors beyond the Corporation’s control, including the availability and capacity of gas gathering systems, pipelines and processing facilities, and their proximity to the wells.  The Corporation will be impacted by Canadian federal and provincial, as well as US federal and state, energy policies, taxes, regulation of oil and gas production, processing, and transportation, as well as Canadian federal regulation of oil and gas sold or transported outside of the province of Alberta.

VII.	Forthcoming and Newly Adopted Accounting Policies

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAEs”) such as Compton.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011.  For PAEs with a December 31 year-end, the first unaudited interim financial statements under IFRS will be for the quarter ending March 31, 2011, with comparative financial information for the quarter ending March 31, 2010.  The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ending December 31, 2010.  This also means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

Compton will adopt these requirements as set out by the AcSB and other regulatory bodies.  The Corporation has developed and commenced implementing its plan for the changeover to IFRS to ensure that Compton addresses matters such as accounting policies, information technology systems, internal controls, disclosure controls and procedures, staffing requirements, and business activities impacted by accounting processes and measures.

The plan is comprised of three stages.  The first stage is to obtain an understanding of the impact that the conversion to IFRS will have on the elements described above.  The second stage is to develop and test solutions for the issues identified in stage one.  The third and final stage is to implement the solutions developed in stage two.

At March 31, 2010, Compton has completed its assessment of GAAP differences, and developed a project plan to transition the Corporation to IFRS under the required timelines.  The Corporation is currently in the second stage, assessing accounting policy selection alternatives, and developing solutions for the implementation of systems and process changes necessary to support the Corporation’s reporting under IFRS.  The current activities are focused on areas identified as having the most significant impact to Compton, which include cost recognition for property and equipment, asset componentization and depreciation, the identification of cash generating units and valuation.  Management is working with an external consultant to support project resourcing and the execution of the transition plan.

During this process we continue to focus on maintaining a robust internal control environment while also considering the impact of identified changes in processes and information system requirements on existing internal controls.

Management’s Discussion and Analysis	- 16 -	Compton Petroleum – Q1 2010

The following milestones and timelines have been identified under the project plan, and focus Management’s key transition initiatives.  As outlined below, management believes it is on target to successfully transition to IFRS.

Financial Statements		Target Completion	Status at March 31, 2010
•	Identification of significant differences between Canadian GAAP and IFRS. Identification of key conversation issues	Q3 2009	Completed

•	Development of position papers for identified GAAP differences, and selection of accounting policy alternatives	Q2 2010	In progress

•	Selection of IFRS 1 exemptions and accounting policy choices	Q2 2010	In progress

•	Preparation of the opening balance sheet reconciliation under IFRS	Q3 2010	To commence in Q2 2010

•	Determination of new financial statement note disclosure requirements	Q3 2010	To commence in Q2 2010

•	Restatement of 2010 Quarterly information for comparative presentation purposes	Q1 2011	To commence in Q3 2010

Information Technology
•	Assess systems impact for accounting policy selections and required note disclosure information	Q2 2010	Commenced in Q1 2010

Control Environment
•	For all accounting policy changes, assess impact on internal controls over financial reporting and disclosure controls. Implement appropriate changes	Q4 2010	To commence in Q3 2010

While at this time the impact of adopting IFRS cannot be reasonably quantified, Management expects an assessment to be available for our Q3 2010 report.  Management anticipates that the most significant impact of transition will be the revised financial disclosure under IFRS, which is generally viewed to be more detailed and comprehensive than that of Canadian GAAP.

CHANGES IN ACCOUNTING POLICIES

Recent Accounting Pronouncements

There were no new accounting pronouncements issued under Canadian GAPP in the first quarter of 2010 affecting the Corporation.

VIII.	Quarterly Information

The following table sets forth certain quarterly financial information of the Corporation for the eight most recent quarters.

Management’s Discussion and Analysis	- 17 -	Compton Petroleum – Q1 2010

	2010	2009				2008
($millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenue(1)	$71	$58	$47	$54	$69	$105	$158	$187
Cash flow(1)	$20	$6	$7	$10	$22	$29	$87	$77
Per share - basic	$0.08	$0.03	$0.06	$0.08	$0.18	$0.18	$0.67	$0.59
- diluted	$0.08	$0.03	$0.06	$0.08	$0.18	$0.18	$0.66	$0.58
Net earnings (loss)	$17	$(24)	$13	$20	$(17)	$(96)	$60	$(9)
Per share - basic	$0.06	$(0.09)	$0.10	$0.16	$(0.14)	$(0.74)	$0.46	$(0.07)
- diluted	$0.06	$(0.09)	$0.10	$0.16	$(0.14)	$(0.74)	$0.46	$(0.07)
Operating earnings(1)	$(5)	$(25)	$(19)	$(16)	$(3)	$(19)	$46	$24

Production
Natural gas (mmcf/d)	97	98	99	108	117	125	130	150
Liquids (bbls/d)	3,237	3,055	3,208	3,428	3,655	4,113	4,323	5,643
Total (boe/d)	19,411	19,351	19,760	21,440	23,194	24,868	26,006	30,557

Average price
Natural gas ($/mcf)	$5.67	$4.38	$3.14	$3.80	$5.18	$6.99	$8.75	$9.42

Liquids ($/bbl)	$67.59	$57.10	$55.42	$49.94	$38.35	$60.60	$124.05	$110.37
Total ($/boe)	$39.62	$31.16	$24.78	$27.15	$32.20	$45.01	$64.41	$66.48
(1)	Prior periods have been revised to conform to current period presentation

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Corporation’s control such as seasonality and exchange rates.  Depressed commodity prices and lower production volumes due to asset sales and natural declines contributed to decreased revenues starting in the third quarter of 2008.  The production base has stabilized to a consistent level in the final quarter of 2009 with a resulting increase in total revenues.

Cash flow and operating earnings were negatively affected in the fourth quarter of 2008 by one-time non-recurring strategic review costs and quarterly during 2009 for related restructuring costs.  Increases in the US dollar against the Canadian dollar had the effect of decreasing net earnings during the fourth quarter of 2008 and the first quarter of 2009.  Cash flow for the first quarter of 2010 increased as a result of higher realized prices, and cost control initiatives following the restructuring process.

Management’s Discussion and Analysis	- 18 -	Compton Petroleum – Q1 2010

IX.	Advisories

NON-GAAP FINANCIAL MEASURES

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, funds flow per share, adjusted EBITDA, field netback, cash flow netback, debt and capitalization.  Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.  These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Corporation’s liquidity and its ability to generate funds to finance its operations.

USE OF BOE EQUIVALENTS

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent (“boe”) basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil.  The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants.  Compton uses the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip.  However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

FORWARD-LOOKING STATEMENTS

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, “forward-looking statements”) under the meaning of applicable securities laws, including Canadian Securities Administrators’ National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995 and the United States Securities and Exchange Act of 1934, as amended.

Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities.  Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct.  There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation’s business.  These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton.  Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this document solely for the purpose of generally disclosing Compton’s views of its prospective activities.  Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law.  Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement.  The Corporation’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Additional Information

Further information regarding Compton can be accessed under the Corporation’s public filings found on the Canadian Securities Administrators’ SEDAR website at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov, on the Corporation’s website at www.comptonpetroleum.com, or on request by sending an email to investorinfo@comptonpetroleum.com.

Management’s Discussion and Analysis	- 19 -	Compton Petroleum – Q1 2010